

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

W. Troy Rudd
Chief Executive Officer
AECOM
13355 Noel Road
Dallas, TX 75240

Re: AECOM
Form 10-K for Fiscal Year Ended September 20, 2023
File No. 000-52423

Dear W. Troy Rudd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 4. Revenue Recognition, page 68

1. We note your discussion of customer end markets on page 5 and the quantification of changes in revenue for end markets in the proposed, revised results of operations disclosure in your response. Please tell us what consideration you have given to providing additional revenue disaggregation on the basis of major customer end markets, which would provide context to the changes in revenue for end markets disclosed in your results of operations disclosure.

Note 16. Other Financial Information, page 88

2. We note your response to prior comment 3 stating that you investigate any change in gross profit percentage related to changes in estimates that result in an increase or decrease in revenue of greater than $1 million for the period at an individual contract level. Please tell us the aggregate impact of all changes in contract estimates on your results of operations (revenue and income from operations) for each year of the three year period ended

September 30, 2023 (absent a threshold). If you do not track and/or assess all changes in contract estimates, tell us how you determined the aggregate impact of all changes in contract estimates did not have a material impact to the financial statements. Please also clarify whether the impact quantified in your response of 0.1% was measured using quarterly or annual amounts.

Note 19. Reportable Segments and Geographic Information, page 91

3.   We note your response to prior comment 4 and your proposed, revised disclosure on page 15. Please revise your disclosure to explain in more detail the factors used to identify your reportable segments. It appears that a summarized version of the information provided on pages 8 and 9 of your response, where you describe the operating segments aggregated into reporting segments and your consideration of additional information reported to the CODM on a global end market basis, would meet the objectives of ASC 280-10- 50-21 and allow investors to understand how you determined your reportable segments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services